Exhibit 99.2

CONSENT OF QUALIFIED PERSON

November 16, 2012

I, David Ross, M.Sc., P.Geo., do hereby consent to the public filing of the report titled “Technical Report on the Upper Manto Deposit, Chihuahua, Mexico” (the Technical Report), prepared for MAG Silver Corp. and dated November 16, 2012, and extracts from, or the summary of, the Technical Report in the press release of MAG Silver Corp. dated October 3, 2012 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

(Signed) “David Ross”

David Ross, M.Sc., P.Geo.

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